Exhibit 15.1

China Cord Blood Corporation and Cordlife Group Limited
Foster Closer Alliance Across Asia

HONG KONG, China, August 15, 2012 -- China Cord Blood Corporation (NYSE:CO) ("CCBC" or the "Company"), the first and largest cord blood banking operator in China, and Cordlife Group Limited (CLGL.SP) ("Cordlife"), a cord blood and tissue banking service provider listed on the Singapore Exchange Securities Trading Limited ("SGX-ST"), are fostering a close strategic partnership to offer umbilical cord blood storage services for expectant parents across Asia. This initiative involves Cordlife acquiring a 10% minority stake of CCBC and CCBC taking 100% effective equity ownership in Guangzhou Municipality Tianhe Nuoya Bio-engineering Co. Ltd. ("Nuoya"), the Company's operating arm in Guangdong province (collectively the "Transactions"). The Transactions will further strengthen the strategic alliance between CCBC and Cordlife, enabling the parties to reap the opportunities across China and Asia.

Prior to the Transactions, Nuoya is wholly owned by China Stem Cells (South) Company Limited ("CSCS") and CSCS is 90% owned by CCBC and 10% by Cordlife. Pursuant to the Transactions, CSCS will repurchase its 10% equity interest from Cordlife for a cash consideration of approximately US$16.8 million. In exchange, Cordlife will acquire 7,314,015 CCBC shares for a cash consideration of approximately US$20.8 million, which will be satisfied by the Company through sale of such shares from treasury. The Transactions are valuing both CCBC and CSCS based on 10x earnings on fiscal year ended March 31, 2012. CCBC's total outstanding shares upon completion of these Transactions will be 73,140,147, with no dilution impact for existing shareholders. In addition, the board of directors of CCBC will appoint Mr. Jeremy Yee, Chief Executive Officer of Cordlife, to be a CCBC board member, and will step down as a director of CSCS, effective upon completion of the Transactions. The closing of the Transactions are conditional on each other and certain customary closing conditions, including receipt of approval by the shareholders of Cordlife and CCBC's private equity investor (KKR China Healthcare Investment Limited) in respect of the Transactions. The Company engaged Roth Capital Partners to provide, and Roth Capital Partners has delivered, an opinion to the Company's Board of Directors as to the fairness of the respective Transactions, from a financial point of view, to CCBC and CSCS.

"CCBC's prominent leadership in the industry clearly speaks to its presence in China. In recent years, it has successfully brought the benefits of umbilical cord blood banking to numerous people in multiple regions across China," commented Mr. Jeremy Yee. "CCBC's management team consistently demonstrates their unique ability to commercialize the Company's leading edge services and expand its market coverage within China. We believe our alliance with CCBC should not be confined to a particular part of China, but instead gives the Company our full support across all regions where CCBC operates."

"Cordlife is Southeast Asia's first AABB accredited cord blood bank and a leading cord blood banking service provider in Singapore and Hong Kong. Under the leadership of Mr. Yee and his fellow team members, Cordlife has established an extensive presence across these two key markets and created tremendous market awareness," said Ms. Ting Zheng, Chairperson and CEO of China Cord Blood Corporation. "CCBC and Cordlife have long been strategic partners and closely aligned in the mission to bring the benefits of cord blood banking to populations across Asia. By joining forces, we can benefit from Cordlife's professional status and Asia-wide expertise and better serve our existing and prospective clients throughout our operating regions."

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today. China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit our website at http://www.chinacordbloodcorp.com.

About Cordlife Group Limited

Incorporated in May 2001, Cordlife Group Limited is an award-winning and established cord blood banking service provider. Amongst the first private cord blood banks in Asia, the group has established a dominant market leader position in Singapore. Today, it has the larger market share of the only two private cord blood banks in Singapore. In Hong Kong, it is amongst the three market leaders for private cord blood banks.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company's future financial performance. The Company has attempted to identify forward-looking statements by terminology including "anticipates", "believes", "expects", "can", "continue", "could", "estimates", "intends", "may", "plans", "potential", "predict", "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

For more information, please contact:

China Cord Blood Corporation

Investor Relations

Ms. Joeling Law

Tel: (+852) 3605-8180

Email: ir@chinacordbloodcorp.com

ICR, Inc.

Mr. Rob Koepp

Tel: (+86) 10-6583-7516 (China) or (646) 405-5185 (U.S.)

Email: robert.koepp@icrinc.com

Cordlife Group Limited

Ms. Dolores Phua / Ms. Chelsea

Citigate Dewe Rogerson, i.MAGE Pte Ltd

Tel: (+65) 6534-5122

Email: dolores.phua@citigatedrimage.com / chelsea.phua@citigatedrimage.com